UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☒
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
- Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Fujisawa Yakuhin Kogyo Kabushiki Kaisha
(Name of Subject Company)

Fujisawa Pharmaceutical Co. Ltd.
(Translation of Subject Company's Names into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Yamanouchi Pharmaceutical Co., Ltd.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yoshihiro Aoyama
3-11, Nihonbashi-Honcho 2-chome
Chuo-ku
Tokyo 103-8411
Japan
(81-3) 3244-3034
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Izumi Akai
Sullivan & Cromwell LLP
Otemachi First Square East16th Floor
5-1, Otemachi 1-chome
Chiyoda-ku
Tokyo 100-0004
(81-3) 3213-6140

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as exhibit to this Form:

Exhibit number	Description
1	Press Release Announcing the Execution of the Merger Agreement between Yamanouchi Pharmaceutical Co., Ltd. and Fujisawa Pharmaceutical Co., Ltd., dated May 24, 2004

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Press Release filed as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Yamanouchi Pharmaceutical Co., Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yamanouchi Pharmaceutical Co., Ltd

By ______________________________
Name: Shigekazu Takahashi
Title: Director of the Board
Director of Corporate Administration Division

Date: June 24, 2003

EXHIBIT 1

Yamanouchi **Fujisawa**

New Medicines for New Times

May 24, 2004

Yamanouchi and Fujisawa Finalize Merger Agreement
The New Company to be Named "Astellas Pharma Inc."

Yamanouchi Pharmaceutical Co., Ltd. (Headquartered in Tokyo, Japan; President and CEO: Toichi Takenaka, Ph.D.; "Yamanouchi") and Fujisawa Pharmaceutical Co., Ltd. (Headquartered in Osaka, Japan; President and CEO: Hatsuo Aoki, Ph.D.; "Fujisawa") (collectively the "Parties") have reached a definitive agreement upon the terms of their merger, which is to take effect on April 1, 2005. Today, the Parties signed the merger agreement (the "Agreement") with resolutions of their respective Boards of the Directors to this effect.

The Parties announced their intention to merge and signed a basic agreement on February 24, 2004 (the "Previous Announcement") with the aim of developing into a completely new company (the "New Company") that possess a highly competitive edge not only in the Japanese pharmaceutical market, but also in the global pharmaceutical market, with excellent R&D capabilities and strong sales and marketing infrastructure. The Parties are steadily proceeding with various pre-merger preparations initiated by the merger preparatory committee, led by the Presidents of the Parties. Discussion on measures to realize synergies expected from the merger is an example of the preparations. With the execution of the Agreement, the Parties will seek shareholder approval of the Agreement at their respective annual general shareholders' meetings to be held on June 24, 2004.

The Agreement between Yamanouchi and Fujisawa is summarized below. Business strategies for the Japanese and global market as well as financial targets with synergistic effects of the New Company are currently being deliberated and will be disclosed in November of this year or a bit earlier.

(1) Merger Structure
Yamanouchi will be the surviving company and Fujisawa will be dissolved.

(2) Effective Date of Merger
April 1, 2005
The above date is subject to change as required from the progress on the merger process or other reason, based upon discussions between the Parties.

(3) Company Name
"Astellas Pharma Inc."

"Astellas" expresses the idea of "aspired stars" and "advanced stars" based on the Latin "stella," Greek "aster," and English "stellar," which all refer to "stars." "Astellas" also sounds like in Japanese "a-su wo te-ra-su" which means "to shine on tomorrow."
The name of the New Company signifies our aim to deliver hope for the future to all those who wish for good health through our state-of-art pharmaceuticals, and to develop into a global, mega pharmaceutical company that originated in Japan. We take pride in this name as one that will always be familiar to our customers and shareholders for many years to come.

(4) Business Description
Manufacturing, marketing and import/export of pharmaceuticals, quasi-drugs, foods and medical supplies and systems, and home care business, etc.

(5) Merger Ratio

Company	Yamanouchi	Fujisawa
Merger Ratio	1	0.71

1. Allotment Ratio of Shares
One Fujisawa share will be exchanged for 0.71 shares of the New Company (there is no change in the merger ratio since the Previous Announcement).

2. Allotment of Shares
Among the shares that are to be allotted to the shareholders of Fujisawa, 29 million shares will be allotted using Yamanouchi's treasury stocks, and the remainder will be newly issued. Consequently, 205 million shares of common stock will be issued as a result of the merger.

(Basis of Evaluation of Merger Ratio)
Based on the results of valuation analyses conducted by financial advisors appointed by the respective Parties, the Parties had extensive negotiations and came to an agreement on the above merger ratio. Both Yamanouchi and Fujisawa have received fairness opinions on the merger ratio from a financial point of view from their respective financial advisors: Morgan Stanley for Yamanouchi and Lehman Brothers for Fujisawa.

(6) The Board of Directors

Member of the Board	Hatsuo Aoki, Ph.D. (to be Representative Director and Chairman, currently President and CEO of Fujisawa)
Member of the Board	Toichi Takenaka, Ph.D. (to be Representative Director, President and CEO, currently President and CEO of Yamanouchi)
Member of the Board	Toshinari Tamura, Ph.D. (to be Executive Vice President, currently Member of the Board and Senior Managing Director of Yamanouchi)
Member of the Board	Masafumi Nogimori (to be Executive Vice President, currently Member of the Board and Corporate Senior Vice President, Global Strategy of Fujisawa)
Member of the Board	Kunihide Ichikawa (currently Member of the Board and Senior Managing Director of Yamanouchi)
Member of the Board	Koichi Sejima (currently Member of the Board and Chief Administrative Officer of Fujisawa)
Member of the Board	Akiro Kojima (currently Member of the Board of Fujisawa, Senior Counselor of Daicel Chemical Industries, Ltd.)
Member of the Board	Makoto Matsuo (currently Corporate Auditor of Yamanouchi, Attorney-at-law)

The New Company plans to adopt a corporate officer system.

(7) Corporate Auditors

Corporate Auditor	Kenichiro Saito (currently Corporate Auditor of Yamanouchi)
Corporate Auditor	Masaya Ishii (currently Corporate Auditor of Fujisawa)
Corporate Auditor	Kanji Kobayashi (currently Member of the Board of Fujisawa and Senior Advisor of Nippon Life Insurance Company)
Corporate Auditor	Hideo Yamada (currently Corporate Auditor of Yamanouchi, Professor of Corporate Strategy Business School, Waseda University)

(8) Cash Payment upon Merger

The New Company will pay to the shareholders of Fujisawa as of the last day prior to the effective date of merger, 11 yen per share as cash payment upon the merger, in lieu of a dividend to be paid for the fiscal year ending March, 2005. This payment will promptly be made after the annual general shareholders' meeting of the New Company to be held in June, 2005. However, the amount to be paid could change, subject to certain changes in assets, liabilities, or other financial situations of Fujisawa or economic environment.

Cautionary Statement

This material includes forward-looking statements based on assumptions and beliefs in light of the information currently available to the management of Yamanouchi and Fujisawa and subject to significant risks and uncertainties.
Actual financial results may differ materially depending on a number of factors including adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and product initiatives of competitors, the inability of the both companies to market existing and new products effectively, interruptions in production, infringements of intellectual property rights of the both companies and the adverse outcome of material litigation.

* * * * * * *

To shareholders resided in the United States:

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

#######

Contact:
Corporate Communications Yamanouchi Pharmaceutical Co., Ltd. 3-11, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo 103-8411, Japan Tel: +81-3-3244-3201 Fax: +81-3-5201-7473
Corporate Communications Fujisawa Pharmaceutical Co., Ltd. 4-7, Doshomachi 3-chome, Chuo-ku, Osaka 541-8514, Japan Tel: +81-6-6206-7857 Fax +81-6-6206-5016

(Attachment)

Profiles of the Parties

(Figures as of March 31, 2004)

(1) Company Name	Yamanouchi Pharmaceutical Co., Ltd.	Fujisawa Pharmaceutical Co., Ltd.
(2) Business Overview	Manufacturing, marketing and import/export of pharmaceuticals, quasi-drugs, foods, medical devices, etc.	Manufacturing, marketing and import/export of pharmaceuticals, medical supplies and system, and home care business, etc.
(3) Date of Incorporation	April 1923	December 1930
(4) Principal Location of Office	3-11, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo	3-4-7 Doshomachi, Chuo-ku, Osaka
(5) Representative	Toichi Takenaka, Ph.D., President and CEO	Hatsuo Aoki, Ph.D., President and CEO
(6) Paid-in Capital	99,760 million yen	38,594 million yen
(7) Total Shares Outstanding	361,216,470 shares	329,706,681 shares
(8) Shareholder's Equity	725,392 million yen (consolidated basis)	375,944 million yen (consolidated basis)
(9) Total Assets	902,698 million yen (consolidated basis)	499,693 million yen (consolidated basis)
(10) Fiscal Year End	March 31	March 31
(11) No. of Employees	9,062 (consolidated basis)	7,836 (consolidated basis)
(12) Major Customers	Kuraya Sanseido, Suzuken, Azwell and others	Kuraya Sanseido, Suzuken, Azwell and others
(13) Major Shareholders (%)	Master Trust Bank of Japan 10.29 Japan Trustee Services Bank 7.69 The Chase Manhattan Bank, NA London 4.51 State Street Bank and Trust Company 4.30 Nippon Life Insurance 4.08	Master Trust Bank of Japan 10.48 Japan Trustee Services Bank 10.24 Nippon Life Insurance 6.92 The Chase Manhattan Bank, NA London 5.17 UFJ Bank 4.31
(14) Main Banks	Sumitomo Mitsui Banking Corporation UFJ Bank Bank of Tokyo-Mitsubishi	UFJ Bank Bank of Tokyo-Mitsubishi Mizuho Corporate Bank
(15) Relationship among Parties	No capital, personnel or trading relationship with the other company	No capital, personnel or trading relationship with the other company

(16) Financial Summary of Last 3 Years and Expected Figures for this Fiscal Year (in JPY millions, except per share items)

	Yamanouchi				Fujisawa			
Fiscal Year	3/2002	3/2003	3/2004	3/2005(F)	3/2002	3/2003	3/2004	3/2005(F)
Sales (yen)	481,327	506,602	511,207	428,500	341,356	382,079	395,401	406,000
Operating Income	94,291	105,697	100,960	93,500	46,852	62,143	56,702	61,000
Ordinary Income	100,021	103,769	98,362	96,500	48,644	61,503	59,475	63,000
Net Income	55,160	59,858	60,057	48,500	26,150	28,635	41,468	38,000
EPS (yen)	154.73	177.43	181.09	146.49	80.07	86.62	125.63	115.25
Dividend Per Share (yen)	25.00	28.00	31.00	31.00	16.00	18.00	22.00	22.00
Book Value Per Share (yen)	1,952.47	2,054.17	2,190.69	-	962.94	1,016.83	1,140.10	-